Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

August 6, 2014

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Atento S.A.

Amendment No. 1 to Registration Statement on Form F-1

Filed on July 1, 2014

File No. 333-195611

Dear Mr. Spirgel:

On behalf of our client Atento S.A., a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form F-1 of the Company, filed on May 1, 2014, as amended by Amendment No. 1 to the Registration Statement on Form F-1 of the Company, filed on July 1, 2014 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter addressed to Mr. Alejandro Reynal, the Chief Executive Officer of the Company, dated July 10, 2014, received from the staff of the Commission (the “Staff”). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Prospectus Summary, page 1

1.	Staff’s comment: We note your response to our prior comment 8. Please explain why you are disclosing revenue from Telefonica on a constant currency basis. We note your disclosure on page iv that constant currency provides “valuable supplemental information” and that it should not “be considered in isolation.” Your response should address your use of constant currency throughout the prospectus summary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 3, with the objective to present financial figures in actual and constant currency with equal prominence, consistently with the disclosures presented on page iv.

2.	Staff’s comment: We note your responses to our prior comments 12 and 19. You have disclosed your debt service as a percentage of cash flows from operating activities “excluding interest paid.” Please disclose your debt service as a percentage of cash flows from operating activities including interest paid or tell us why you believe such exclusion is appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that debt service as a percentage of net cash flows from operating activities including interest paid would not be an appropriate disclosure. The ratio of percent of cash flows related to mandatory debt service represents how much of the cash generated is used to finance (i) interest payment and (ii) mandatory debt amortization. As such the Company excludes interest paid from the numerator of the ratio to avoid double counting as interest paid is already accounted for in the denominator. The Company also notes that if it were to keep the interest paid in the numerator but exclude it from the denominator, the ratio would fall to 0% as there was no mandatory debt amortization due in 2013. The calculation of the ratio is shown in the following table.

Item	Year ended December 31, 2013 ($ million)
- Net cash flows from operating activities	99.6
Add back
- Interest paid	63.3
Total (A)	162.9
Mandatory Debt Repayment (B)	0.0
Interest paid (C)	63.3
% of cash flows related to mandatory debt service (B+C)/(A)	38.9%

3.	Staff’s comment: We note your response to our prior comment 13. Please quantify the payments to be made to Bain on page 13.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 14 of the Registration Statement to quantify the payments to be made to Bain in connection with the offering in addition to the proceeds to be received in the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Key Factors Affecting Results of Operations, page 68

Fluctuations in Operating Profit Margins, page 63

4.	Staff’s comment: We reissue our prior comment 20 in part. Please revise your overview to address the trend of wage increases on the company’s performance and operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 3, 63 and 111 of the Registration Statement to address the trend of wage increases on the Company’s performance and operations. The Company has also included disclosure on page 64 of the Registration Statement to detail historical wage inflation by country for the last three years.

Liquidity and Capital Resources, page 78

5.	Staff’s comment: We note your revised disclosure that “the cash flow used to service [y]our debt represented 192.0% of [y]our net cash flows from operating activities excluding interest paid.” Here, and at “Financial Flexibility,” on page 97, please disclose the same percentage calculation including interest paid.

Response: The Company acknowledges the Staff´s comment and respectfully advises the Staff that, consistent with response to comment #2 in this letter, the Company’s mandatory debt service during 2013 was only represented by interest payments amounting to $63.3 million. All other debt service payments during 2013, amounting to $249.5 million were made voluntarily as i) the Company took advantage of an attractive financing market to issue a bond to refinance its bank debt in Spain and Mexico to extend maturities and remove financial covenants associated with that bank debt and ii) the Company used excess cash to repay a portion of its debentures in Brazil to reduce future interest payable. Given the voluntary nature of these debt repayments although the 192% ratio represents useful information to show the total percentage of cash flows related to debt service, it does not fully represent the portion of the cash generated that has to be set aside to service the debt. As such, the Company believes that the 38.9% is an appropriate disclosure to show debt service (as interest payments and mandatory principal repayments) during the year, as a percentage of Net cash flows from operating activities. The following table illustrates the related calculation. The Company respectfully advises the Staff that it has revised the disclosure on pages 4, 36, 37, 91 and 109 of the Registration Statement.

Item	Year ended December 31, 2013 ($ million)
- Net cash flows from operating activities	99.6
Add back
- Interest paid	63.3
Total (A)	162.9
Interest paid (mandatory)	63.3
Mandatory Debt Repayment	0.0
Voluntary prepayments of the Brazilian Debentures	48.8
Voluntary repayments resulting from refinancing transactions	200.7
Total (B)	312.8
% of cash flows related to mandatory and voluntary debt service (B)/(A)	192.0%

Enforcement of Civil Liabilities, page 164

6.	Staff’s comment: We note your reply to our prior comment 27. Please revise your discussion under “Spain” to make clear what is a “reciprocity regime,” including how it may apply.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 186 of the Registration Statement to clarify the disclosure with respect to a reciprocity regime and how it may apply.

*    *    *    *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Alejandro Reynal
Mauricio Montilha
Atento S.A.

Joshua N. Korff, Esq.
Kirkland & Ellis LLP